Exhibit 99.1

E-Commerce China Dangdang Inc. Announces Completion of Merger

Beijing, China, September 20, 2016 -- E-Commerce China Dangdang Inc. (NYSE: DANG) (the “Company” or “Dangdang”), a leading business-to-consumer e-commerce company in China, today announced the completion of its merger (the “merger”) with Dangdang Merger Company Limited (“Merger Sub”), a wholly-owned subsidiary of Dangdang Holding Company Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated May 28, 2016 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 12, 2016, at the effective time of the merger (the “Effective Time”), all of the Class A common shares and Class B common shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive $1.34 in cash per Share, and all of the Company’s American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents five Class A common shares of the Company, issued and outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive $6.70 in cash per ADS (less up to $0.05 per ADS cancellation fees and up to $0.02 per ADS depositary services fees), in each case, without interest and net of any applicable withholding tax, except for (a) 136,432,925 Shares, consisting of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Peggy Yu Yu, co-founder and executive chairwoman of the board of directors of the Company (“Ms. Yu”), 1,185,000 Class A common shares and 97,000,000 Class B common shares held by Science & Culture International Limited, 21,876,660 Class B common shares held by Kewen Holding Co. Limited, 210,425 Class A common shares held by First Profit Management Limited (“First Profit”) (including 164,000 Class A common shares beneficially owned by Mr. Danqian Yao, senior vice president of the Company, and 46,425 Class A common shares beneficially owned by Mr. Lijun Chen, vice president of the Company, in each case, held of record by First Profit as nominee shareholder), and 25,000 Class A common shares held by Mr. Min Kan, vice president of the Company, (b) Shares (including Class A common shares represented by ADSs) held by The Bank of New York Mellon (the “ADS Depositary”) and reserved for future issuance pursuant to the Company’s share incentive plans (Shares described under (a) and (b) above are collectively referred to herein as the “Excluded Shares”) and (c) Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent under the Cayman Islands Companies Law.

Shareholders of record immediately prior to the Effective Time who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates.

As soon as practicable after this announcement, the ADS Depositary will call for the surrender of all ADSs (other than any ADS representing the Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders $6.70 per ADS surrendered in cash without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees and up to $0.02 per ADS depositary services fees).

The Company also announced today that it has requested that trading of its ADSs on The New York Stock Exchange (“NYSE”) be suspended beginning before market opens on September 21, 2016 (New York time). The Company requested NYSE to file a notification on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) to notify the SEC of the delisting of its ADSs on NYSE and deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”), Shearman & Sterling LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. China Renaissance is serving as the financial advisor to Ms. Yu and Mr. Guoqing Li, director and chief executive officer of the Company (the “Buyer Group”), Skadden, Arps, Slate, Meagher & Flom is serving as U.S. legal counsel to the Buyer Group, and Walkers is serving as Cayman Islands legal counsel to the Buyer Group.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang’s nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

For more information, please contact:

Ye Ji

Investor Relations

E-Commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1-310-528-3031

Email: eketchmere@compass-ir.com